Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

September 13, 2022

VIA EDGAR

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, NE
Washington, D.C. 20549
Attn: Shih-Kuei Chen and Ruairi Regan

Re:	Israel Acquisitions Corp Amendment No. 1 to Registration Statement on Form S-1

Filed August 31, 2022
File No. 333-263658

Dear Mr. Chen and Mr. Regan:

On behalf of Israel Acquisitions Corp (the “Company”), we hereby transmit this response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on September 7, 2022, regarding the above referenced Form S-1 of the Company. The Company is concurrently filing Amendment No. 2 to the Form S-1 (the “Amendment”) to address the Staff's comment via EDGAR.

In this letter, we have recited the comment from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Amendment. Except as otherwise specifically indicated, page references in the Company’s responses to the Staff’s comment corresponds to the pagination of the Amendment.

Amendment No. 1 to Registration Statement on Form S-1 filed August 31, 2022

General

1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response to Comment No. 1:

The Company has added the risk factor entitled “We may not be able to complete an initial business combination with a U.S. target company if such initial business combination is subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States (CFIUS), or is ultimately prohibited.” on page 51 of the Amendment to address your comment.

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Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

We hope that the foregoing has been responsive to the Staff’s comment and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 969-3025 with any questions or comments regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Steven A. Fishman

Steven A. Fishman

cc:	Ziv Elul, Chief Executive Officer, Israel Acquisitions Corp Will Chuchawat, Proskauer Rose LLP

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